Mail Stop 3561

December 1, 2006

James K. Patterson, Chief Executive Officer
Ethanol Grain Processors, LLC
P.O. Box 95
Obion, TN 38240

>        **Re:    Ethanol Grain Processors, LLC**
>                **Post-Effective Amendment No. 2 to Registration Statement on Form SB-2**
>                **Filed November 20, 2006**
>                **File No. 333-130815**

Dear Mr. Patterson:

      We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you use the term "amended registration statement" when you are referring to a post-effective amendment.  Please revise throughout to clarify that you are referring to a post-effective amendment.

Prospectus Cover Page

2. We note that you state that you intend to close the subscription period *by* 45 days after the date of the prospectus and that you may close the subscription period at any time.  Although the subscription period may be extended, please revise throughout the prospectus to disclose the current termination date of the subscription period.

Summary, page 1

3.  We note your response to comment 1 of our letter dated November 13, 2006. Further, we note that you indicate that VBV has committed to purchase all of the remaining unsold shares in the offering. In section 4(b) of the investment terms agreement, however, we note that there are several conditions to the standby commitment, including board approval, a set-aside of 20,000 units and delivery of an officer's certificate. Please revise throughout the prospectus to clarify the conditional nature of VBV's subscription for all remaining unsold units. Please also revise to state whether VBV is purchasing units for resale or investment. Finally, please describe the purpose of the set-aside of 20,000 units.

Investment Terms Agreement, page 9

4.  Please revise to disclose why Ethanol Capital Management decided not to purchase the 20,000,000 units.

Exhibit 4.4 Confirmation Notice and Election Form

5.  Please revise to omit the requirement that investors confirm that they have "reviewed" the prospectus.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:    Eric R. Tausner, Esq.
       Lindquist & Vennum P.L.L.P.